EXHIBIT 99.1

Lombard Medical Announces First Commercial Use of its New IntelliFlex™ LP Delivery System for the Aorfix™ Abdominal Aortic Aneurysm Endovascular Stent Graft

IntelliFlex LP’s Lower Catheter Profile Expands Aorfix Treatment to More Patients

IRVINE, Calif., June 30, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that on June 28, 2016, the first commercial use of its new IntelliFlex™ Low Profile (LP) Delivery System took place to implant the Aorfix™ Endovascular Stent Graft.  The procedure was completed by Dr. Nilo J. Mosquera, Head of the Department of Angiology and Vascular Surgery, Complexo Hospitalario Universitario de Ourense, Spain.

The IntelliFlex LP Delivery System features a low profile, intuitive, compact and ergonomic design that enhances the precision and control of Aorfix deployment and placement.  The system also incorporates an integrated exchange sheath to facilitate the delivery of ancillary devices during the endovascular AAA procedure.  This feature avoids the need for catheter exchanges, potentially reducing procedure time, blood loss and vessel trauma.  This new and innovative system will be used for the delivery of the Aorfix endovascular stent graft, the only AAA stent graft with global approval to treat aortic neck angulation up to 90 degrees.  The Company plans to begin shipments in July to its direct markets in the UK and Germany, and expects a full commercial launch in the other European markets later in the year.

“My surgical team and I were very pleased with the performance of IntelliFlex LP,” said Dr. Mosquera.  “The device’s lower catheter profile was able to successfully navigate this particular patient’s calcified access vessels, something that in our experience might have not been possible with the previous generation’s delivery profile.  The enhanced control of the new Y-mechanism is a significant improvement in stent delivery technology and provides greater control and precision when deploying the proximal end of the devices, allowing for a very precise graft placement.  The integrated exchange sheath is also beneficial in reducing potential vessel trauma and facilitates the less invasive percutaneous approach.”  Dr. Mosquera added that the new IntelliFlex delivery system is simple, intuitive, and easy to use.

"The user and procedure advantages of the IntelliFlex LP together with the outstanding long-term Aorfix clinical data will provide physicians with an even more compelling reason to use this technology to treat an even greater range of patient anatomies,” said CEO Simon Hubbert.  “We believe our portfolio approach with our patient centered combination of Aorfix with IntelliFlex LP to treat complex anatomy and our new Altura® stent graft which delivers multiple advantages for the treatment of patients with more routine AAA anatomy, will provide physicians with greater treatment options.  We believe this product combination will be a significant driver of revenue growth in 2016 and beyond.   We look forward to our European commercial launch of IntelliFlex in July."

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix®, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura® endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  Altura was launched in Europe in January 2016, with a broader international rollout currently underway.  For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events.  These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements.  Forward-looking statements are subject to risks, management assumptions and uncertainties.  Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2016.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

Lombard Medical, Inc.

Simon Hubbert, Chief Executive Officer
Tel: 949 379 3750 / +44(0)1235 750 800

William J. Kullback, Chief Financial Officer
Tel: 949 748 6764